HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________        Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061
--
Will Hart

                                November 29, 2010

Jeffrey Gordon
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      This office represents Flexible Solutions International, Inc. The Company plans to file a response to the staff's letter dated October 20, 2010 no later than December 3, 2010.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                By /s/ William T. Hart
                                   -----------------------
                                   William T. Hart